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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25               SEC FILE NUMBER
                                                                000-23739
                           NOTIFICATION OF LATE FILING
                                                              CUSIP NUMBER
                                                               8757875108


(Check One): /x/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR


                        For Period Ended: December 31, 2003.
                                          ---------------------
                                Transition Report on Form 10-K
                                Transition Report on Form 20-F
                                Transition Report on Form 11-K
                                Transition Report on Form 10-Q
                                Transition Report on Form N-SAR
                        For the Transition Period Ended: ________________


  Read instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1--REGISTRANT INFORMATION

STEAKHOUSE PARTNERS, INC.
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Full Name of Registrant

GALVESTONS STEAKHOUSE CORP.
TEXAS LOOSEYS STEAKHOUSE & SALOON, INC.
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Former Name if Applicable

10200 WILLOW CREEK ROAD
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Address of Principal Executive Officer (Street and Number)

SAN DIEGO, CALIFORNIA 92131
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City, State and Zip Code


PART II--RULES  12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/      (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


AS PREVIOUSLY REPORTED IN THE REGISTRANT'S FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2003, THE REGISTRANT HAS RECENTLY EMERGED OUT OF CHAPTER 11 BANKRUPTCY AND PURSUANT TO A PLAN OF REORGANIZATION FILED WITH THE UNITED STATES BANKRUPTCY COURT CENTRAL DISTRICT OF CALIFORNIA - RIVERSIDE. AS A RESULT, THE REGISTRANT CANNOT PROVIDE THE INFORMATION FOR THE REFERENCED FORM 10-K FOR THE PERIOD ENDING DECEMBER 31, 2003 WITHOUT UNREASONABLE EFFORT OR EXPENSE BY THE FILING DEADLINE. THE REGISTRANT AND ITS INDEPENDENT AUDITORS ARE STILL IN THE PROCESS OF COMPLETING THE REGISTRANT'S FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDING DECEMBER 31, 2003. MANAGEMENT AND ITS INDEPENDENT AUDITORS HAVE BEEN WORKING DILIGENTLY TO COMPLETE THE AUDIT AND ANTICIPATE THAT THE FORM 10-K WILL BE FILED WITHIN THE TIME ALLOWED BY THIS EXTENSION.






    PART IV--- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


      JOSEPH WULKOWICZ             (858)                689-2333
      ----------------          -----------       ------------------
          (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                          / /Yes /x/No

THE REGISTRANT HAS BEEN IN THE PROCESS OF FILING FOR AND EFFECTUATING THE PLAN OF REORGANIZATION DISCLOSED IN THE REGISTRANT'S FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2003.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ON FEBRUARY 15, 2002, THE REGISTRANT FILED A VOLUNTARY CHAPTER 11 BANKRUPTCY PETITION IN THE UNITED STATES BANKRUPTCY COURT FOR THE CENTRAL DISTRICT IN CALIFORNIA. THE REGISTRANT RECENTLY EMERGED FROM SUCH PROCEEDING IN DECEMBER 2003. THE REGISTRANT EXPECTS NET LOSSES IN 2003 TO DECREASE BY APPROXIMATELY 30% FROM THE PRIOR FISCAL YEAR.


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                            STEAKHOUSE PARTNERS, INC.
                       --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE       March 30, 2004                        BY:    /S/ Joseph Wulkowicz
                                                     -------------------------
                                                        Assistant Secretary



                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.202 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section232.12(c) of this chapter).

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                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).

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